Reply Attention of	Herbert I. Ono
Direct Tel.	604.643.3140
EMail Address	hio@cwilson.com
Our File No.	28556-1 / D/GYW/636152.1

October 1, 2004

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
United States of America

Ladies and Gentlemen:

Re:	Blue Earth Refineries Inc.
Spin-off from MFC Bancorp Ltd.
Registration Statement on Form 20-F

        We are counsel to Blue Earth Refineries Inc. (“Blue Earth”), a company existing under the laws of the British Virgin Islands, and to its parent, MFC Bancorp Ltd. (“MFC”), a corporation existing under the laws of the Yukon Territory, Canada, in connection with the spin-off of Blue Earth by MFC.

        MFC is a reporting company registered under the Securities Exchange Act of 1934 (the “Exchange Act”). MFC formed Blue Earth on November 25, 2003 for purposes of the spin-off. On August 12, 2004, the security holders of MFC voted on and approved a plan of arrangement under the Business Corporations Act (Yukon, Canada), as set out in a proxy statement prepared by MFC and filed on EDGAR, to transfer certain non-core assets into its subsidiary, Blue Earth, and to spin-off Blue Earth to the shareholders of MFC on a pro rata basis, without further consideration.

        Reference is made to your Staff Legal Bulletin No. 4 (September 16, 1997) (the “Bulletin”) regarding the application of Section 5 of the Securities Act of 1933 to spin-offs and related matters, including how securities received in spin-offs may be resold under the Securities Act. Pursuant to the Bulletin, in cases where the parent and subsidiary companies are foreign, adequate information is provided to shareholders with respect to the spin-off if the subsidiary registers the spun-off securities under the Exchange Act.

        We therefore submit on behalf of Blue Earth the enclosed registration statement on Form 20-F to register the Ordinary shares of Blue Earth under the Exchange Act.

        We look forward to any comments you may have regarding this registration statement. Should you have any questions, please do not hesitate to contact Herb Ono at 604-643-3140 or Grant Wong at 604-643-3178.

Yours truly,

CLARK, WILSON

Per: /s/ Herbert (Herb) I. Ono

Herbert (Herb) I. Ono

HIO/gyw

Encl.

cc:	MFC Bancorp Ltd. Attention: Michael J. Smith

cc:	Blue Earth Refineries Inc. Attention: Michael J. Smith